UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEXTERA ENERGY, INC.

(Exact name of registrant as specified in its charter)

Florida	1-8841	59-2449419
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 Universe Boulevard, Juno Beach, Florida		33408
(Address of principal executive offices)		(Zip Code)

David Flechner

Vice President, Compliance and Corporate Secretary

(561) 694-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3 - EXHIBITS

Item 3.01	Exhibits

Exhibit 2.01 – Resource Extraction Payment Report for the Fiscal Year Ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: October 24, 2025

NEXTERA ENERGY, INC.
(Registrant)

/s/ David Flechner
David Flechner
Vice President, Compliance and
Corporate Secretary